SCHEDULE 13D

Exhibit 3

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800
May 14, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

As you are aware from our letter to you dated January 27, 2004 (a copy of which is attached), The Ravenswood Investment Company, LP (“Ravenswood”) is a shareholder of Bishop Capital Corporation (the “Company”).

We are confused and disappointed that we have not had any response to our letter of January 27, 2004.  As you may recall, in that letter, we stated that Ravenswood was willing to make an all-cash offer to acquire up to, but not less than, all the outstanding shares of Common Stock for $1.00 per share.

It baffles us how the Board of Directors and management are acting in the best interests of shareholders by not investigating this offer.  We are further distressed that the only response appears to be that the Company has increased the cash out price in the proposed reverse stock split to equal our $1.00 per share offer. We are also puzzled that the Company has made no disclosure to shareholders of our offer -- which offer would be to all shareholders, not just those who were left with fractional shares following the reverse stock split.

Given that the Company has no independent directors, how the Board of Directors can possibly determine that this proposed reverse stock split and deregistration is in the best interests of shareholders is beyond us.

As you are also aware from our prior letter, it is our belief that the shares of the Company’s stock are worth significantly more than the amount you are offering for fractional shares..

SCHEDULE 13D
Exhibit 3	09141T 10 7	Page 2 of 2 Pages

Accordingly, Ravenswood hereby sets forth its willingness to increase its all-cash offer to $1.25 per share.  Possibly, depending upon what due diligence might reveal, we may even offer more.  The $1.25 offer represents an attractive premium to the amount offered to shareholders who would otherwise be entitled to $1.00 per share under the Company’s most recent proposed reverse split plan.  Our offer also would provide shareholders who would receive nothing under the Company’s reverse stock split immediate liquidity and the immediate opportunity to maximize their investment in the Company.  Our proposal, however, is once again conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities.  We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies.  We are prepared to utilize our available working capital to complete the proposed transaction.

As we are sure that it is your desire to fulfill your fiduciary obligations to all shareholders, we stand ready to discuss with you, the Board of Directors and the members of management, any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction.  We believe that this transaction serves the best interests of the Company, its shareholders, management, employees and the broader interested community.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you or the Board of Directors might have or if you would like further information.

Very truly yours,

The Ravenswood Investment Company, L.P.
By:	/s/ Robotti E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C., which serves
as the General Partner of The Ravenswood
Investment Company, L.P.